Exhibit 23.6

We have issued (1) our report dated February 14, 2012, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2011 and 2010, and the related statements of operations, members’ equity, and cash flows for the years then ended and (2) our report dated February 17, 2011, with respect to the balance sheets of Titan Operating, LLC as of December 31, 2010 and 2009, and the related statements of operations, members’ equity, and cash flows for the years then ended, which reports have been incorporated by reference in the Registration Statement on Form S-3, as amended (File No. 333-180477), which is incorporated by reference in this Registration Statement on Form S-3MEF. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Experts” in the prospectus incorporated by reference in this Registration Statement.

/s/ Rylander, Clay & Opitz LLP

Fort Worth, Texas
June 10, 2013